# Section 1    Fund Summaries

# Nuveen Global Infrastructure Fund

## Investment Objective
The investment objective of the Fund is long-term growth of capital and income.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 29 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 32 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-68 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R3 | Class R6[4] | Class I |
|---|---|---|---|---|---|
| Management Fees | 0.90% | 0.90% | 0.90% | 0.90% | 0.90% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses | 0.27% | 0.27% | 0.27% | 0.07% | 0.27% |
| Total Annual Fund Operating Expenses | 1.42% | 2.17% | 1.67% | 0.97% | 1.17% |
| Fee Waivers and/or Expense Reimbursements[3] | (0.20)% | (0.20)% | (0.20)% | (0.20)% | (0.20)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.22% | 1.97% | 1.47% | 0.77% | 0.97% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.

2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).

3 The Fund's investment adviser has agreed to waive fees and/or reimburse other Fund expenses through September 30, 2017 so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 1.00% of the average daily net assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Directors of the Fund.

4 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond September 30, 2017. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | Redemption | | | | | No Redemption | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
|  | A | C | R3 | R6 | I | A | C | R3 | R6 | I |
| 1 Year | $ 692 | $ 200 | $ 150 | $ 79 | $ 99 | $ 692 | $ 200 | $ 150 | $ 79 | $ 99 |
| 3 Years | $ 975 | $ 655 | $ 502 | $ 284 | $ 347 | $ 975 | $ 655 | $ 502 | $ 284 | $ 347 |
| 5 Years | $1,284 | $1,141 | $ 884 | $ 512 | $ 619 | $1,284 | $1,141 | $ 884 | $ 512 | $ 619 |
| 10 Years | $2,159 | $2,483 | $1,955 | $1,167 | $1,398 | $2,159 | $2,483 | $1,955 | $1,167 | $1,398 |

# Nuveen Real Asset Income Fund

## Investment Objective

The principal investment objective of the Fund is to seek a high level of current income. The secondary objective is to seek capital appreciation.

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 29 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 32 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-68 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R6[4] | Class I |
|---|---|---|---|---|
| Management Fees | 0.76% | 0.76% | 0.76% | 0.76% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses | 0.22% | 0.22% | 0.12% | 0.21% |
| Total Annual Fund Operating Expenses | 1.23% | 1.98% | 0.88% | 0.97% |
| Fee Waivers and/or Expense Reimbursements[3] | (0.06)% | (0.06)% | (0.05)% | (0.05)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.17% | 1.92% | 0.83% | 0.92% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.

2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).

3 The Fund's investment adviser has agreed to waive fees and/or reimburse other Fund expenses through September 30, 2017 so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.95% of the average daily net assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Directors of the Fund.

4 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond September 30, 2017. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | Redemption | | | | No Redemption | | | |
|---|---|---|---|---|---|---|---|---|
|  | A | C | R6 | I | A | C | R6 | I |
| 1 Year | $ 687 | $ 195 | $ 85 | $ 94 | $ 687 | $ 195 | $ 85 | $ 94 |
| 3 Years | $ 936 | $ 614 | $ 274 | $ 303 | $ 936 | $ 614 | $ 274 | $ 303 |
| 5 Years | $1,205 | $1,061 | $ 481 | $ 530 | $1,205 | $1,061 | $ 481 | $ 530 |
| 10 Years | $1,972 | $2,300 | $1,079 | $1,184 | $1,972 | $2,300 | $1,079 | $1,184 |

# Section 1  Fund Summaries

# Nuveen Small Cap Growth Opportunities Fund

## Investment Objective
The investment objective of the Fund is growth of capital.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 19 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 22 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-61 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R3 | Class R6[5] | Class I |
|---|---|---|---|---|---|
| Management Fees[3] | 0.85% | 0.85% | 0.85% | 0.85% | 0.85% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses | 0.25% | 0.25% | 0.25% | 0.14% | 0.25% |
| Total Annual Fund Operating Expenses | 1.35% | 2.10% | 1.60% | 0.99% | 1.10% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.01)% | (0.01)% | (0.01)% | (0.01)% | (0.01)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.34% | 2.09% | 1.59% | 0.98% | 1.09% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.

2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).

3 Management Fees and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.

4 The Fund's investment adviser has agreed to waive fees and/or reimburse other Fund expenses through February 28, 2018 so that total annual fund operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 1.09% of the average daily net assets of any class of Fund shares. Fee waivers and/or expense reimbursements will not be terminated prior to that time without the approval of the Board of Directors of the Fund.

5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

# Nuveen Small Cap Value Fund

## Investment Objective
The investment objective of the Fund is capital appreciation.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 19 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 22 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-61 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A | Class C | Class R3 | Class R6[5] | Class I |
|---|---|---|---|---|---|
| Management Fees[3] | 0.84% | 0.84% | 0.84% | 0.84% | 0.84% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses[3] | 0.25% | 0.25% | 0.25% | 0.15% | 0.25% |
| Acquired Fund Fees and Expenses | 0.12% | 0.12% | 0.12% | 0.12% | 0.12% |
| Total Annual Fund Operating Expenses | 1.46% | 2.21% | 1.71% | 1.11% | 1.21% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.08)% | (0.08)% | (0.08)% | (0.08)% | (0.08)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.38% | 2.13% | 1.63% | 1.03% | 1.13% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Management Fees, Other Expenses and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse other Fund expenses through February 28, 2018 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 1.02% of the average daily net assets of any class of Fund shares. The expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond December 28, 2018. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| | Redemption | | | | | No Redemption | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | A | C | R3 | R6 | I | A | C | R3 | R6 | I |
| 1 Year | $ 707 | $ 216 | $ 166 | $ 105 | $ 115 | $ 707 | $ 216 | $ 166 | $ 105 | $ 115 |
| 3 Years | $ 998 | $ 678 | $ 526 | $ 339 | $ 371 | $ 998 | $ 678 | $ 526 | $ 339 | $ 371 |
| 5 Years | $1,314 | $1,172 | $ 915 | $ 598 | $ 652 | $1,314 | $1,172 | $ 915 | $ 598 | $ 652 |
| 10 Years | $2,210 | $2,534 | $2,008 | $1,340 | $1,454 | $2,210 | $2,534 | $2,008 | $1,340 | $1,454 |

# Section 1    Fund Summary

## Nuveen NWQ Small/Mid-Cap Value Fund

### Investment Objective

The investment objective of the Fund is to provide investors with long-term capital appreciation.

### Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 14 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 17 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-55 of the Fund's statement of additional information.

### Shareholder Fees

(fees paid directly from your investment)

|  | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R3 | Class R6[5] | Class I |
|---|---|---|---|---|---|
| Management Fees | 0.76% | 0.76% | 0.76% | 0.76% | 0.76% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses[3] | 0.37% | 0.37% | 0.36% | 0.24% | 0.37% |
| Total Annual Fund Operating Expenses | 1.38% | 2.13% | 1.62% | 1.00% | 1.13% |
| Fee Waivers and/or Expense Reimbursements[4] | (0.07)% | (0.07)% | (0.06)% | (0.07)% | (0.07)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement | 1.31% | 2.06% | 1.56% | 0.93% | 1.06% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.

2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).

3 Other Expenses have been restated to reflect current contractual fees.

4 The Fund's investment adviser has agreed to waive fees and/or reimburse other Fund expenses through October 31, 2017 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 1.10% (1.45% after October 31, 2017) of the average daily net assets of any class of Fund shares. The expense limitation expiring October 31, 2017 may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund. The expense limitation in effect thereafter may be terminated or modified only with the approval of shareholders of the Fund.

5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

### Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment

# Nuveen Concentrated Core Fund

## Investment Objective
The investment objective of the Fund is long-term capital appreciation.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 24 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 27 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-58 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R6[5] | Class I |
|---|---|---|---|---|
| Management Fees[3] | 0.71% | 0.71% | 0.71% | 0.71% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses | 0.27% | 0.27% | 0.15% | 0.26% |
| Total Annual Fund Operating Expenses | 1.23% | 1.98% | 0.86% | 0.97% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.16)% | (0.16)% | (0.15)% | (0.15)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.07% | 1.82% | 0.71% | 0.82% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Management Fees and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse expenses through December 31, 2017 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.86% of the average daily net assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond December 31, 2017. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | Redemption | | | | No Redemption | | | |
|---|---|---|---|---|---|---|---|---|
|  | A | C | R6 | I | A | C | R6 | I |
| 1 Year | $ 678 | $ 185 | $ 73 | $ 84 | $ 678 | $ 185 | $ 73 | $ 84 |
| 3 Years | $ 920 | $ 598 | $ 252 | $ 286 | $ 920 | $ 598 | $ 252 | $ 286 |
| 5 Years | $1,190 | $1,045 | $ 454 | $ 514 | $1,190 | $1,045 | $ 454 | $ 514 |
| 10 Years | $1,958 | $2,287 | $1,040 | $1,169 | $1,958 | $2,287 | $1,040 | $1,169 |

# Nuveen Large Cap Core Fund

## Investment Objective
The investment objective of the Fund is long-term capital appreciation.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 24 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 27 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-58 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A | Class C | Class R6[5] | Class I |
|---|---|---|---|---|
| Management Fees[3] | 0.66% | 0.66% | 0.66% | 0.66% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses | 0.18% | 0.18% | 0.12% | 0.18% |
| Total Annual Fund Operating Expenses | 1.09% | 1.84% | 0.78% | 0.84% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.08)% | (0.08)% | (0.08)% | (0.08)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.01% | 1.76% | 0.70% | 0.76% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Management Fees and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse other Fund expenses through December 31, 2017 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.80% of the average daily net assets of any class of Fund shares. The expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond December 31, 2017. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| | Redemption | | | | No Redemption | | | |
|---|---|---|---|---|---|---|---|---|
| | A | C | R6 | I | A | C | R6 | I |
| 1 Year | $ 672 | $ 179 | $ 72 | $ 78 | $ 672 | $ 179 | $ 72 | $ 78 |
| 3 Years | $ 890 | $ 567 | $237 | $ 256 | $ 890 | $ 567 | $237 | $ 256 |
| 5 Years | $1,130 | $ 984 | $421 | $ 454 | $1,130 | $ 984 | $421 | $ 454 |
| 10 Years | $1,817 | $2,149 | $955 | $1,026 | $1,817 | $2,149 | $955 | $1,026 |

# Nuveen Large Cap Growth Fund

## Investment Objective
The investment objective of the Fund is long-term capital appreciation.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 24 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 27 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-58 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A | Class C | Class R6[5] | Class I |
|---|---|---|---|---|
| Management Fees[3] | 0.66% | 0.66% | 0.66% | 0.66% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses[3] | 0.29% | 0.29% | 0.19% | 0.29% |
| Total Annual Fund Operating Expenses | 1.20% | 1.95% | 0.85% | 0.95% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.18)% | (0.18)% | (0.18)% | (0.18)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.02% | 1.77% | 0.67% | 0.77% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Management Fees, Other Expenses and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse expenses through December 31, 2017 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.81% of the average daily net assets of any class of Fund shares. This expense limitation may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond December 31, 2017. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| | Redemption | | | | No Redemption | | | |
|---|---|---|---|---|---|---|---|---|
| | A | C | R6 | I | A | C | R6 | I |
| 1 Year | $ 673 | $ 180 | $ 68 | $ 79 | $ 673 | $ 180 | $ 68 | $ 79 |
| 3 Years | $ 909 | $ 586 | $ 244 | $ 275 | $ 909 | $ 586 | $ 244 | $ 275 |
| 5 Years | $1,172 | $1,027 | $ 445 | $ 499 | $1,172 | $1,027 | $ 445 | $ 499 |
| 10 Years | $1,923 | $2,253 | $1,024 | $1,141 | $1,923 | $2,253 | $1,024 | $1,141 |

# Nuveen Large Cap Value Fund

## Investment Objective

The investment objective of the Fund is to provide investors with long-term capital appreciation.

## Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 24 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 27 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-58 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R3 | Class R6[4] | Class I |
|---|---|---|---|---|---|
| Management Fees[3] | 0.65% | 0.65% | 0.65% | 0.65% | 0.65% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses | 0.17% | 0.17% | 0.17% | 0.10% | 0.16% |
| Total Annual Fund Operating Expenses | 1.07% | 1.82% | 1.32% | 0.75% | 0.81% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Management Fees have been restated to reflect current contractual fees.
4 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | Redemption | | | | | No Redemption | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
|  | A | C | R3 | R6 | I | A | C | R3 | R6 | I |
| 1 Year | $ 678 | $ 185 | $ 134 | $ 77 | $ 83 | $ 678 | $ 185 | $ 134 | $ 77 | $ 83 |
| 3 Years | $ 896 | $ 573 | $ 418 | $240 | $ 259 | $ 896 | $ 573 | $ 418 | $240 | $ 259 |
| 5 Years | $1,131 | $ 985 | $ 723 | $417 | $ 450 | $1,131 | $ 985 | $ 723 | $417 | $ 450 |
| 10 Years | $1,806 | $2,137 | $1,590 | $930 | $1,002 | $1,806 | $2,137 | $1,590 | $930 | $1,002 |

## Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares

# Section 1  Fund Summary

## Nuveen Symphony Low Volatility Equity Fund

### Investment Objective

The investment objective of the Fund is to seek long-term capital appreciation with lower absolute volatility than the broad equity market.

### Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 13 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 16 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-55 of the Fund's statement of additional information.

### Shareholder Fees

(fees paid directly from your investment)

|  | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R6[5] | Class I |
|---|---|---|---|---|
| Management Fees | 0.70% | 0.70% | 0.70% | 0.70% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses[3] | 0.27% | 0.27% | 0.21% | 0.27% |
| Total Annual Fund Operating Expenses | 1.22% | 1.97% | 0.91% | 0.97% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.19)% | (0.19)% | (0.19)% | (0.19)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.03% | 1.78% | 0.72% | 0.78% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.

2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).

3 Other Expenses and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.

4 The Fund's investment adviser has agreed to waive fees and/or reimburse expenses through January 31, 2018 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.78% (1.45% after January 31, 2018) of the average daily net assets of any class of Fund shares. The expense limitation expiring January 31, 2018 may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund. The expense limitation in effect thereafter may be terminated or modified only with the approval of shareholders of the Fund.

5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

# Section 1   Fund Summary

## Nuveen International Growth Fund

### Investment Objective
The investment objective of the Fund is to seek long-term capital appreciation.

### Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 14 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 17 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-56 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A | Class C | Class R3 | Class R6[5] | Class I |
|---|---|---|---|---|---|
| Management Fees[3] | 0.72% | 0.72% | 0.72% | 0.72% | 0.72% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses | 0.31% | 0.30% | 0.30% | 0.21% | 0.31% |
| Total Annual Fund Operating Expenses | 1.28% | 2.02% | 1.52% | 0.93% | 1.03% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.15)% | (0.14)% | (0.14)% | (0.15)% | (0.15)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.13% | 1.88% | 1.38% | 0.78% | 0.88% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Management Fees and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse expenses through November 30, 2017 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.90% (1.45% after November 30, 2017) of the average daily net assets of any class of Fund shares. The expense limitation expiring November 30, 2017 may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund. The expense limitation in effect thereafter may be terminated or modified only with the approval of shareholders of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

# Section 1  Fund Summary

# Nuveen Symphony High Yield Bond Fund

## Investment Objective
The investment objective of the Fund is to seek current income and capital appreciation.

## Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 18 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 21 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-56 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R6[5] | Class I |
|---|---|---|---|---|
| Management Fees | 0.61% | 0.61% | 0.61% | 0.61% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses[3] | 0.75% | 0.73% | 0.71% | 0.75% |
| Total Annual Fund Operating Expenses | 1.61% | 2.34% | 1.32% | 1.36% |
| Fee Waivers and/or Expense Reimbursements[3,4] | (0.60)% | (0.58)% | (0.60)% | (0.60)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.01% | 1.76% | 0.72% | 0.76% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Other Expenses and Fee Waivers and/or Expense Reimbursements have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse expenses through January 31, 2018 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.79% of the average daily net assets of any class of Fund shares. The expense limitation expiring January 31, 2018 may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

## Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the contractual fee waivers currently in place are not renewed beyond January 31, 2018. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | Redemption | | | | No Redemption | | | |
|---|---|---|---|---|---|---|---|---|
|  | A | C | R6 | I | A | C | R6 | I |
| 1 Year | $ 573 | $ 179 | $ 74 | $ 78 | $ 573 | $ 179 | $ 74 | $ 78 |
| 3 Years | $ 869 | $ 641 | $ 323 | $ 335 | $ 869 | $ 641 | $ 323 | $ 335 |
| 5 Years | $1,223 | $1,166 | $ 631 | $ 652 | $1,223 | $1,166 | $ 631 | $ 652 |
| 10 Years | $2,218 | $2,604 | $1,506 | $1,551 | $2,218 | $2,604 | $1,506 | $1,551 |

# Section 1  Fund Summary

## Nuveen NWQ Flexible Income Fund

### Investment Objective
The Fund seeks to provide current income and capital appreciation.

### Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 23 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 26 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-61 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A | Class C | Class R6 | Class I |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.75% | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None |
| Exchange Fee | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A | Class C | Class R6[5] | Class I |
|---|---|---|---|---|
| Management Fees | 0.71% | 0.71% | 0.71% | 0.71% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% | 0.00% |
| Other Expenses[3] | 0.34% | 0.36% | 0.28% | 0.37% |
| Acquired Fund Fees and Expenses | 0.06% | 0.06% | 0.06% | 0.06% |
| Total Annual Fund Operating Expenses | 1.36% | 2.13% | 1.05% | 1.14% |
| Fee Waivers and/or Expense Reimbursements[4] | (0.34)% | (0.36)% | (0.37)% | (0.37)% |
| Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements | 1.02% | 1.77% | 0.68% | 0.77% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Other Expenses have been restated to reflect current contractual fees.
4 The Fund's investment adviser has agreed to waive fees and/or reimburse expenses through January 31, 2018 so that Total Annual Fund Operating Expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, Acquired Fund Fees and Expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.75% (1.25% after January 31, 2018) of the average daily net assets of any class of Fund shares. The expense limitation expiring January 31, 2018 may be terminated or modified prior to that date only with the approval of the Board of Trustees of the Fund. The expense limitation in effect thereafter may be terminated or modified only with the approval of shareholders of the Fund.
5 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

# Section 1  Fund Summary

## Nuveen Preferred Securities Fund

### Investment Objective
The Fund seeks to provide a high level of current income and total return.

### Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund or in other Nuveen Mutual Funds. More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial advisor and in "What Share Classes We Offer" on page 19 of the Fund's prospectus, "How to Reduce Your Sales Charge" on page 22 of the prospectus and "Purchase and Redemption of Fund Shares" on page S-59 of the Fund's statement of additional information.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A | Class C | Class R3 | Class R6 | Class I |
|---|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.75% | None | None | None | None |
| Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of purchase price or redemption proceeds)[1] | None | 1.00% | None | None | None |
| Maximum Sales Charge (Load) Imposed on Reinvested Dividends | None | None | None | None | None |
| Exchange Fee | None | None | None | None | None |
| Annual Low Balance Account Fee (for accounts under $1,000)[2] | $15 | $15 | None | None | $15 |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A | Class C | Class R3 | Class R6[3] | Class I |
|---|---|---|---|---|---|
| Management Fees | 0.68% | 0.68% | 0.68% | 0.68% | 0.68% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.50% | 0.00% | 0.00% |
| Other Expenses | 0.13% | 0.13% | 0.13% | 0.07% | 0.13% |
| Total Annual Fund Operating Expenses | 1.06% | 1.81% | 1.31% | 0.75% | 0.81% |

1 The contingent deferred sales charge on Class C shares applies only to redemptions within 12 months of purchase.
2 Fee applies to the following types of accounts under $1,000 held directly with the Fund: individual retirement accounts (IRAs), Coverdell Education Savings Accounts and accounts established pursuant to the Uniform Transfers to Minors Act (UTMA) or Uniform Gifts to Minors Act (UGMA).
3 Class R6 shares were established on June 30, 2016. Accordingly, Other Expenses are estimated for the current fiscal year.

### Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of a period. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

|  | Redemption | | | | | No Redemption | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
|  | A | C | R3 | R6 | I | A | C | R3 | R6 | I |
| 1 Year | $ 578 | $ 184 | $ 133 | $ 77 | $ 83 | $ 578 | $ 184 | $ 133 | $ 77 | $ 83 |
| 3 Years | $ 796 | $ 569 | $ 415 | $240 | $ 259 | $ 796 | $ 569 | $ 415 | $240 | $ 259 |
| 5 Years | $1,032 | $ 980 | $ 718 | $417 | $ 450 | $1,032 | $ 980 | $ 718 | $417 | $ 450 |
| 10 Years | $1,708 | $2,127 | $1,579 | $930 | $1,002 | $1,708 | $2,127 | $1,579 | $930 | $1,002 |

**Credit Risk**—Credit risk is the risk that an issuer of a debt security may be unable or unwilling to make interest and principal payments when due and the related risk that the value of a debt security may decline because of concerns about the issuer's ability or willingness to make such payments.

**Credit Spread Risk**—Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a greater risk of default. Increasing credit spreads may reduce the market values of the Fund's debt securities. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities.

**Currency Risk**—Even though the non-U.S. securities held by the Fund are traded in U.S. dollars, their prices are typically indirectly influenced by currency fluctuations. Changes in currency exchange rates may affect the Fund's net asset value, the value of dividends and interest earned, and gains or losses realized on the sale of securities.

**Cybersecurity Risk**—Cybersecurity breaches may allow an unauthorized party to gain access to Fund assets, customer data, or proprietary information, or cause the Fund and/or its service providers to suffer data corruption or lose operational functionality.

**Derivatives Risk**—The use of derivatives involves additional risks and transaction costs which could leave the Fund in a worse position than if it had not used these instruments. Derivative instruments can be used to acquire or to transfer the risk and returns of a security or other asset without buying or selling the security or asset. These instruments may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives can result in losses that greatly exceed the original investment. Derivatives can be highly volatile, illiquid and difficult to value. A derivative transaction also involves the risk that a loss may be sustained as a result of the failure of the counterparty to the contract to make required payments.

**Equity Security Risk**—Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry, or sector of the market.

**High Yield Securities Risk**—High yield securities, which are rated below investment grade and commonly referred to as "junk" bonds, are high risk investments that may cause income and principal losses for the Fund. They generally have greater credit risk, are less liquid and have more volatile prices than investment grade securities.

**Income Risk**—The Fund's income could decline during periods of falling interest rates or when the Fund experiences defaults on debt securities it holds.

**Interest Rate Risk**—Interest rate risk is the risk that the value of the Fund's portfolio will decline because of rising interest rates. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates change, the values of longer-duration debt securities usually change more than the values of shorter-duration debt securities.

**Loan Risk**—The lack of an active trading market for certain loans may impair the ability of the Fund to realize full value in the event of the need to sell a loan and may make it difficult to value such loans. Portfolio transactions in loans may settle in as short as seven days but typically can take up to two or three weeks, and in some cases much longer. As a result of these extended settlement periods, the Fund may be required to sell other investments or temporarily borrow to meet its cash needs, including satisfying redemption requests. The risks associated with unsecured loans, which are not backed by a security interest in any specific collateral, are higher than those for comparable loans that are secured by specific collateral. Interests in loans made to finance highly leveraged companies or transactions such as corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions.

**Non-U.S. Investment Risk**—Non-U.S. issuers or U.S. issuers with significant non-U.S. operations may be subject to risks in addition to those of issuers located in or that principally operate in the United States as a result of, among other things, political, social and economic developments abroad and different legal, regulatory and tax environments.

**Valuation Risk**—The debt securities in which the Fund invests typically are valued by a pricing service utilizing a range of market-based inputs and assumptions, including readily available market quotations obtained from broker-dealers making markets in such instruments, cash flows and transactions for comparable instruments. There is no assurance that the Fund will be able to sell a portfolio security at the price established by the pricing service, which could result in a loss to the Fund. Pricing services generally price debt securities assuming orderly transactions of an institutional "round lot" size, but some trades may occur in smaller, "odd lot" sizes, often at lower prices than institutional round lot trades. Different pricing services may incorporate different assumptions and inputs into their valuation methodologies,

*Income risk:* The Fund's income could decline during periods of falling interest rates because the Fund generally may have to invest the proceeds from sales of Fund shares, as well as the proceeds from maturing portfolio securities (or portfolio securities that have been called, see "Call risk" above), in lower-yielding securities. In addition, the Fund's income could decline when the Fund experiences defaults on debt securities it holds.

*Interest rate risk:* Debt securities held by the Fund will fluctuate in value with changes in interest rates. In general, debt securities will increase in value when interest rates fall and decrease in value when interest rates rise. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Longer-term debt securities are generally more sensitive to interest rate changes. Rising interest rates also may lengthen the duration of debt securities with call features, since exercise of the call becomes less likely as interest rates rise, which in turn will make the securities more sensitive to changes in interest rates and result in even steeper price declines in the event of further interest rate increases.

*Loan risk:* Loans in which the Fund may invest generally are subject to legal or contractual restrictions on resale and may trade infrequently on the secondary market. The lack of an active trading market for certain loans may impair the ability of the Fund to realize full value in the event of the need to sell a loan and may make it difficult to value such loans. Portfolio transactions in loans may settle in as short as seven days but typically can take up to two or three weeks, and in some cases much longer. As a result of these extended settlement periods, the Fund may be required to sell other investments or temporarily borrow to meet its cash needs, including satisfying redemption requests.

The amount of public information available with respect to loans may be less extensive than that available for registered or exchange listed securities. Furthermore, because the Fund's sub-adviser may wish to invest in the publicly-traded securities of an obligor, the Fund may not have access to material non-public information regarding the obligor to which other investors have access. Loans may not be considered "securities" and, as a result, the Fund may not be entitled to rely on the anti-fraud protections of the securities laws.

Interests in secured loans have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. However, there is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. In the event the borrower defaults, the Fund's access to the collateral may be limited or delayed because of difficulty liquidating the collateral or by bankruptcy or other insolvency laws. The risks associated with unsecured loans, which are not backed by a security interest in any specific collateral, are higher than those for comparable loans that are secured by specific collateral. Interests in loans made to finance highly leveraged companies or transactions such as corporate acquisitions may be especially vulnerable to adverse changes in economic or market conditions.

*Non-U.S. investment risk:* Non-U.S. issuers or U.S. issuers with significant non-U.S. operations may be subject to risks in addition to or different than those of issuers that are located in or principally operated in the United States due to political, social and economic developments abroad, different

its agencies, instrumentalities or authorities, or (iii) repurchase agreements fully collateralized by U.S. government securities) if (a) such purchase would, at the time, cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer; or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

(4) Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments; but this restriction shall not prohibit a Fund from investing in options on commodity indices, commodity futures contracts and options thereon, commodity-related swap agreements, other commodity-related derivative instruments, and investment companies that provide exposure to commodities.

(5) Purchase or sell real estate unless as a result of ownership of securities or other instruments, but this shall not prevent the Funds from investing in securities or other instruments backed by real estate or interests therein or in securities of companies that deal in real estate or mortgages.

(6) Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, it may be deemed an underwriter under applicable laws.

(7) Make loans except as permitted under the 1940 Act, as interpreted or modified from time to time by any regulatory authority having jurisdiction.

Except with respect to the limitation set forth in number (2) above, the foregoing restrictions and limitations will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated.

For purposes of applying the limitation set forth in number (1) above, according to the current interpretation by the Securities and Exchange Commission ("*SEC*"), a Fund would be concentrated in an industry if 25% or more of its net assets, based on current market value at the time of purchase, were invested in that industry. Industry classifications of a Fund's investments are determined by reference to the classifications set forth in the Morgan Stanley Capital International/Standard & Poor's Global Industry Classification Standard ("*GICS*"). For purposes of Nuveen Real Asset Income Fund's industry concentration policy requiring the Fund to concentrate in issuers in the infrastructure and real estate industries, collectively, infrastructure issuers include the following: Air Freight and Logistics; Airlines; Electric Utilities; Energy Equipment and Services; Gas Utilities; Independent Power Producers and Energy Traders; Marine; Multi-Utilities; Oil, Gas and Consumable Fuels; Road and Rail; Transportation Infrastructure; and Water Utilities; and real estate issuers include the following: Real Estate Investment Trust; and Real Estate Management and Development. For purposes of determining Nuveen Global Infrastructure Fund's industry concentration policy, industry classifications of securities held by the Fund are determined by reference to the classifications of sub-industries set forth in GICS. For purposes of this limitation, issuers of the following securities will not be considered to be members of any industry: securities of the U.S. government and its agencies or instrumentalities; except as set forth in the following sentence, securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. To the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project. This limitation also does not place a limit on investment in issuers domiciled in a single jurisdiction or country.

Where a security is guaranteed by a governmental entity or some other facility, such as a bank guarantee or letter of credit, such a guarantee or letter of credit would be considered a separate security and would be treated as an issue of such government, other entity or bank.

For purposes of applying the limitation set forth in number (2) above, under the 1940 Act as currently in effect, a Fund is not permitted to issue senior securities, except that a Fund may borrow from any bank if immediately after such borrowing the value of the Fund's total assets is at least 300% of the principal amount of all of the Fund's borrowings (i.e., the principal amount of the borrowings

strength. High yield and comparable unrated debt securities: (a) will likely have some quality and protective characteristics that, in the judgment of the rating agency evaluating the instrument, are outweighed by large uncertainties or major risk exposures to adverse conditions; and (b) are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation.

### Master Limited Partnerships

A master limited partnership (MLP) is an entity, most commonly a limited partnership, that is taxed as a partnership, publicly traded and listed on a national securities exchange. Holders of common units of MLPs typically have limited control and limited voting rights as compared to holders of a corporation's common shares. Preferred units issued by MLPs are not typically listed or traded on an exchange. Holders of preferred units can be entitled to a wide range of voting and other rights. Debt securities of MLPs are similar to debt securities of other companies. Such securities may be rated or unrated, may be above or below investment-grade quality, and may carry fixed or floating interest rates. MLPs are limited by the Internal Revenue Code to only apply to enterprises that engage in certain businesses, mostly pertaining to the use of natural resources, such as petroleum and natural gas extraction and transportation. Some real estate enterprises may also qualify as MLPs.

### Financial Services Company Securities

The Fund will invest at least 25% of its assets in securities of companies principally engaged in financial services. Financial services companies include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment, and real estate, including but not limited to real estate investment trusts.

### Convertible Securities

The Fund may invest in convertible securities, which are hybrid securities that combine the investment characteristics of bonds and common stocks. Convertible securities typically consist of debt securities or preferred securities that may be converted within a specified period of time (typically for the entire life of the security) into a certain amount of common stock or other equity security of the same or a different issuer at a predetermined price. They also include debt securities with warrants or common stock attached and derivatives combining the features of debt securities and equity securities. Convertible securities entitle the holder to receive interest paid or accrued on debt securities, or dividends paid or accrued on preferred securities, until the securities mature or are redeemed, converted or exchanged.

### Covered Calls

The Fund may sell covered call options in an attempt to generate increased total return from a security in which the Fund holds a long position. A call option enables the purchaser to elect to receive a security at a predetermined price and time. A call option written by the Fund on a security is "covered" if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held by the Fund. A call option is also covered if the Fund holds a call on the same security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets.

**Portfolio Turnover**

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 18% of the average value of its portfolio.

## Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in preferred securities, including contingent capital securities. Preferred securities generally pay fixed or adjustable rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company's assets, but are junior to most other forms of the company's debt, including both senior and subordinated debt. The Fund intends to invest at least 25% of its assets in the preferred securities of companies principally engaged in financial services.

The Fund normally invests at least 50% of its net assets in securities rated investment grade (BBB/Baa or higher) at the time of purchase by at least one independent rating agency and unrated securities judged to be of comparable quality by the Fund's portfolio managers. The Fund may invest up to 50% of its net assets in securities rated below investment grade (BB/Ba or lower) at the time of purchase, which are commonly referred to as "high yield" securities or "junk" bonds. The Fund may also invest in U.S. dollar-denominated securities issued by non-U.S. companies.

The Fund seeks to meet its investment objective by investing primarily in preferred securities, but it may also invest up to 20% of its net assets in other types of securities, including corporate debt securities, U.S. government and agency debt and taxable municipal securities.

## Principal Risks

The value of your investment in this Fund will change daily. You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund, listed alphabetically, include:

**Bond Market Liquidity Risk**—Dealer inventories of bonds, which provide an indication of the ability of financial intermediaries to "make markets" in those bonds, are at or near historic lows in relation to market size. This reduction in market making capacity has the potential to decrease liquidity and increase price volatility in the fixed income markets in which the Fund invests, particularly during periods of economic or market stress. In addition, recent federal banking regulations may cause certain dealers to reduce their inventories of municipal bonds, which may further decrease the Fund's ability to buy or sell bonds. As a result of this decreased liquidity, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on performance. If the Fund needed to sell large blocks of bonds to meet shareholder redemption requests or to raise cash, those sales could further reduce the bonds' prices.

**Call Risk**—If an issuer calls higher-yielding debt instruments held by the Fund, performance could be adversely impacted.

**Contingent Capital Security Risk**—Contingent capital securities (sometimes referred to as "CoCos") are preferred securities, issued primarily by non-U.S. financial institutions, which have loss absorption mechanisms benefitting the issuer built into their terms. Upon the occurrence of specific triggers, CoCos may be subject to automatic conversion into the issuer's common stock, which likely will have declined in value and which will be subordinate to the issuer's other classes of securities, or to an automatic write-down of the principal amount of the securities, potentially to zero, which could result in the Fund losing a portion or all of its investment in such securities. CoCos are often rated below investment grade and are subject to the risks of high yield securities.

**Convertible Preferred Security Risk**—The Fund's investments in preferred securities may include preferred securities convertible into common stock. The value of the Fund's convertible securities may decline in response to such factors as rising interest rates and fluctuations in the market price of the common stock underlying the convertible securities.

**Credit Risk**—Credit risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

**Credit Spread Risk**—Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a

The Fund's investment policies may be changed by the Board of Trustees without shareholder approval unless otherwise noted in this prospectus or the statement of additional information.

The Fund's principal investment strategies are discussed in the "Fund Summary" section. These are the strategies that the Fund's investment adviser and sub-adviser believe are most likely to be important in trying to achieve the Fund's investment objective. This section provides more information about these strategies, as well as information about some additional strategies that the Fund's sub-adviser uses, or may use, to achieve the Fund's objective. The strategies described below are principal investment strategies unless otherwise noted. You should be aware that the Fund may also use strategies and invest in securities that are not described in this prospectus, but that are described in the statement of additional information. For a copy of the statement of additional information, call Nuveen Investor Services at (800) 257-8787 or visit Nuveen's website at www.nuveen.com.

### Preferred Securities

Preferred securities, which generally pay fixed or adjustable rate dividends or interest to investors, have preference over common stock in the payment of dividends or interest and the liquidation of a company's assets, which means that a company typically must pay dividends or interest on its preferred securities before paying any dividends on its common stock. On the other hand, preferred securities are junior to most other forms of the company's debt, including both senior and subordinated debt. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets.

Preferred securities are typically issued by corporations or by an affiliated business trust of a corporation. The preferred securities market is generally divided into the $25 par "retail" and the $1,000 par "institutional" segments. The $25 par segment is typified by securities that are listed on the New York Stock Exchange, which trade and are quoted with accrued dividend or interest income. The institutional segment is typified by $1,000 par value securities that are not exchange-listed, which trade and are quoted on a "clean" price, i.e., without accrued dividend or interest income. Both $25 and $1,000 par value securities are often callable at par value, typically at least five years after their original issuance date.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer's option for a specified time without triggering an event of default for the issuer. No redemption can typically take place unless all cumulative payment obligations to preferred security investors have been met, although issuers may be able to engage in open-market repurchases without regard to any cumulative dividends or interest payable. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to holders of such securities. Should an issuer default on its obligations under such a security, the amount of income earned by the Fund may be adversely affected.

Preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally

purchases debt of the operating company (with terms comparable to those of the trust or special purpose entity securities). The trust or special purpose entity, as the holder of the operating company's debt, has priority with respect to the operating company's earnings and profits over the operating company's common shareholders, but is typically subordinated to other classes of the operating company's debt. Typically a preferred share has a rating that is below that of its corresponding operating company's senior debt securities due to its subordinated nature.

The trust or special purpose entity is generally required to be treated as transparent for federal income tax purposes such that the holders of the preferred securities are treated as owning beneficial interests in the underlying debt of the operating company.

#### Contingent Capital Securities

Contingent capital securities (sometimes referred to as "CoCos") are preferred securities, issued primarily by non-U.S. financial institutions, which have loss absorption mechanisms benefitting the issuer built into their terms. CoCos generally provide for mandatory conversion into the common stock of the issuer or a write-down of the principal amount or value of the CoCos upon the occurrence of certain "triggers." These triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution's continued viability as a going-concern. Equity conversion or principal write-down features are tailored to the issuer and its regulatory requirements and, unlike traditional convertible securities, conversions are not voluntary.

#### Financial Services Company Securities

The Fund intends to invest at least 25% of its assets in preferred securities of companies principally engaged in financial services. Financial services companies include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment, and real estate, including but not limited to real estate investment trusts.

#### Debt Securities

*Taxable Municipal Bonds.* The Fund may invest in taxable municipal bonds. States, local governments and municipalities and other issuing authorities issue municipal bonds to raise money for various public purposes. Municipal bonds issued to finance activities with a broad public purpose are generally exempt from federal income tax. Taxable municipal bonds, however, are issued to finance activities with less significant benefits to the public, such as the construction of sports facilities, and as such the interest paid to holders of such bonds is taxable as ordinary income. Many taxable municipal bonds offer yields comparable to those of other taxable bonds, such as corporate and agency bonds. Taxable municipal bonds may be rated investment-grade or below investment-grade and pay interest based on fixed or floating rate coupons. Maturities may range from long-term to short-term.

*Corporate Debt Securities.* The Fund may invest in corporate debt securities issued by companies of all kinds, including those with small-, mid- and large-capitalizations. Corporate debt securities are usually issued by businesses to finance their operations. Notes, bonds, debentures and commercial paper are the most common types of corporate debt securities, with the primary difference being their maturities and secured or unsecured status. Commercial paper has the shortest term and is usually unsecured. Corporate debt securities may be rated investment-grade or below investment-grade and may carry fixed or floating rates of interest.

*U.S. Government Securities.* U.S. government securities in which the Fund may invest include U.S. Treasury obligations and securities issued or guaranteed by various agencies of the U.S. government, or by various instrumentalities which have been established or sponsored by the U.S. government. U.S. Treasury obligations are backed by the "full faith and credit" of the U.S. government. Securities issued or guaranteed by federal agencies and U.S. government sponsored instrumentalities may or may not be backed by the full faith and credit of the U.S. government.

### Convertible Preferred Securities

The Fund's investments in preferred securities may include convertible preferred securities, which are hybrid securities that combine the investment characteristics of bonds and common stocks. Convertible preferred securities typically consist of preferred securities that may be converted within a specified period of time (typically for the entire life of the security) into a certain amount of common stock or other equity security of the same or a different issuer. Convertible preferred securities entitle the holder to receive interest or dividends paid or accrued on preferred securities until the securities mature or are redeemed, converted or exchanged.

### Non-U.S. Investments

The Fund may invest in U.S. dollar-denominated securities of non-U.S. issuers traded over the counter or listed on an exchange. The Fund will classify an issuer of a security as being a U.S. or non-U.S. issuer based on the determination of an unaffiliated, recognized financial data provider. Such determinations are based on a number of criteria, such as the issuer's country of domicile, the primary exchange on which the security trades, the location from which the majority of the issuer's revenue comes, and the issuer's reporting currency.

### Cash Equivalents and Short-Term Investments

As a non-principal investment strategy, the Fund may invest in cash and in U.S. dollar-denominated high-quality money market instruments and other short-term securities, including money market funds, in such proportions as warranted by prevailing market conditions and the Fund's principal investment strategies. The Fund may temporarily invest without limit in such holdings for liquidity purposes, or in an attempt to respond to adverse market, economic, political or other conditions. Being invested in these securities may keep the Fund from participating in a market upswing and prevent the Fund from achieving its investment objective.

### Investment Companies and Other Pooled Investment Vehicles

As a non-principal investment strategy, the Fund may invest in securities of other open-end or closed-end investment companies, including exchange-traded funds ("*ETFs*"), that invest primarily in securities of the types in which the Fund may invest directly. In addition, the Fund may invest a portion of its assets in pooled investment vehicles (other than investment companies) that invest primarily in securities of the types in which the Fund may invest directly.

An ETF is an investment company that holds a portfolio of securities generally designed to track the performance of a securities index, including industry, sector, country and region indexes. ETFs trade on a securities exchange and their shares may, at times, trade at a premium or discount to their net asset value.

As a shareholder in an investment company or other pooled investment vehicle, the Fund will bear its ratable share of that vehicle's expenses, and would remain subject to payment of the Fund's advisory and administrative fees with respect to assets so invested. Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in an

# What the Risks Are

Risk is inherent in all investing. Investing in a mutual fund involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the principal risks and certain other risks that you assume when you invest in the Fund. These risks are listed alphabetically below. Because of these risks, you should consider an investment in the Fund to be a long-term investment.

**Principal Risks**

*Bond market liquidity risk:* Primary dealer inventories of bonds appear to be low relative to the size of the fixed income market. These inventories are a core indication of dealers' capacity to "make a market" in fixed income securities. This reduction in market making capacity has the potential to decrease liquidity and increase price volatility in the fixed income markets in which the Fund invests, particularly during periods of economic or market stress. As a result of this decreased liquidity, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on performance. If the Fund needed to sell large blocks of bonds to meet shareholder redemption requests or to raise cash, those sales could further reduce the bonds' prices.

*Call risk:* Many bonds may be redeemed at the option of the issuer, or "called," before their stated maturity date. In general, an issuer will call its bonds if they can be refinanced by issuing new bonds which bear a lower interest rate. The Fund is subject to the possibility that during periods of falling interest rates, a bond issuer will call its high yielding bonds. The Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund's income.

*Contingent capital securities risk:* A loss absorption mechanism trigger event for CoCos would likely be the result of, or related to, the deterioration of the issuer's financial condition (e.g., a decrease in the issuer's capital ratio) and status as a going concern. In such a case, with respect to CoCos that provide for conversion into common stock upon the occurrence of the trigger event, the market price of the issuer's common stock received by the Fund will have likely declined, perhaps substantially, and may continue to decline, which may adversely affect the Fund's net asset value. Further, the issuer's common stock would be subordinate to the issuer's other classes of securities and therefore would worsen the Fund's standing in a bankruptcy proceeding. In addition, because the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero. In view of the foregoing, CoCos are often rated below investment grade and are subject to the risks of high yield securities.

CoCos may be subject to an automatic write-down (i.e., the automatic write-down of the principal amount or value of the securities, potentially to zero, and the cancellation of the securities) under certain circumstances, which could result in the Fund losing a portion or all of its investment in such securities. In addition, the Fund may not have any rights with respect to repayment of the principal amount of the securities that has not become due or the payment of interest or dividends on such securities for any period from (and including) the interest or dividend payment date falling immediately prior to the occurrence of such automatic write-down. An automatic write-down could also result in a reduced income rate if the dividend or interest payment is based on the security's par value. Coupon payments on CoCos may be discretionary and may be cancelled by the issuer for any reason or may be subject to approval by the issuer's regulator and may be suspended in the event there are insufficient distributable reserves.

In certain scenarios, investors in CoCos may suffer a loss of capital ahead of equity holders or when equity holders do not. There is no guarantee that the Fund will receive a return of principal on CoCos. Any indication that an automatic write-down or conversion event may occur can be expected to have a material adverse effect on the market price of CoCos.

The prices of CoCos may be volatile. Additionally, the trading behavior of a given issuer's CoCo may be strongly impacted by the trading behavior of other issuers' CoCos, such that negative information from an unrelated CoCo may cause a decline in value of one or more CoCos held by the Fund. Accordingly, the trading behavior of CoCos may not follow the trading behavior of other types of preferred securities.

*Convertible preferred security risk:* Convertible securities have characteristics of both bonds and common stocks and, as a result, are exposed to certain additional risks. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company. Convertible securities are also exposed to the risk that an issuer is unable to meet its obligation to make dividend or interest and principal payments when due as a result of changing financial or market conditions.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. Mandatory convertible securities generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder.

*Credit risk:* Credit risk is the risk that an issuer of a security held by the Fund may be unable or unwilling to make dividend, interest and principal payments and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. The credit rating of a security may be lowered if the issuer suffers adverse changes in its financial condition, which can lead to greater volatility in the price of the security and in shares of the Fund, and can also affect the security's liquidity and make it more difficult for the Fund to sell. When the Fund purchases unrated securities, it will depend on the sub-adviser's analysis of credit risk without the assessment of an independent rating organization, such as Moody's or Standard & Poor's.

*Credit spread risk:* Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a greater risk of default. Increasing credit spreads may reduce the market values of the Fund's securities. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities.

*Currency risk:* Even though the non-U.S. securities held by the Fund are traded in U.S. dollars, their prices are typically indirectly influenced by currency fluctuations. Changes in currency exchange rates may affect the value of non-U.S. securities, the value of dividends and interest earned from such securities, and gains and losses realized on the sale of such securities, and hence may affect the net asset value of the Fund.

*Cybersecurity risk:* Intentional cybersecurity breaches include: unauthorized access to systems, networks or devices (such as through "hacking" activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations,

in (a). Examples of transactions governed by these asset coverage requirements include, for example, short sales, options, futures contracts and options on futures contracts, forward currency contracts, swaps and when-issued and delayed delivery transactions. Assets used as offsetting positions, designated on the Fund's books, or held in a segregated account cannot be sold while the positions requiring cover are open unless replaced with other appropriate assets. As a result, the commitment of a large portion of assets to be used as offsetting positions or to be designated or segregated in such a manner could impede portfolio management or the ability to meet redemption requests or other current obligations.

In the case of futures contracts that are not contractually required to cash settle and to the extent the Fund writes a credit default swap, the Fund must set aside liquid assets equal to such contracts' full notional value (generally, the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily mark-to-market net obligation (i.e., the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value. By setting aside assets equal to only its net obligations under cash-settled futures, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

### Borrowing

The Fund, along with certain other funds managed by the Adviser ("*Participating Funds*"), is a party to a 364-day, $2.53 billion credit agreement with a group of lenders (the *"Credit Agreement"*), which expires in July 2016, unless extended or renewed. The Fund may borrow under the Credit Agreement to meet shareholder redemptions and for other lawful purposes. Borrowing results in interest expense and being a Participating Fund results in other fees and expenses, which may increase the Fund's net expenses and reduce the Fund's return. Participating Funds have been allocated different portions of the committed amount of the Credit Facility based primarily on the expected likelihood and extent of the need to borrow under the Credit Agreement. Commitment and undrawn fees under the Credit Agreement are allocated among Participating Funds based upon portions of the aggregate commitment available to them and other factors deemed relevant by the Adviser and the Board of each Participating Fund, while fees on any amounts drawn by a Participating Fund under the Credit Agreement are borne by that Participating Fund.

### Cash Equivalents and Short-Term Investments

The Fund may hold assets in cash or cash equivalents, money market funds and short-term taxable fixed income securities in such proportions as warranted by prevailing market conditions and the Fund's principal investment strategies. For temporary defensive purposes or during periods of high cash inflows or outflows, the Fund may invest up to 100% of its net assets in such holdings. During such periods, the Fund may not be able to achieve its investment objective. The Fund may only invest in short-term taxable fixed income securities with a maturity of one year or less and whose issuers have a long-term rating of at least A- or higher by Standard & Poor's, A3 or higher by Moody's or A- or higher by Fitch. Short-term taxable fixed income securities are defined to include, without limitation, the following:

(1) *U.S. Government Securities.* The Fund may invest in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest, which are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government agency securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and the Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and the Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by

condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation's ability to meet all of its financial obligations, because the Fund's liquidity might be impaired if the corporation were unable to pay principal and interest on demand. The Fund may only invest in commercial paper rated A-2 or higher by Standard & Poor's, Prime-2 or higher by Moody's or F2 or higher by Fitch, or unrated commercial paper which is, in the opinion of the portfolio managers, of comparable quality.

## Contingent Capital Securities

Contingent capital securities (sometimes referred to as "CoCos") are preferred securities, issued primarily by non-U.S. financial institutions, which have loss absorption mechanisms benefitting the issuer built into their terms. CoCos generally provide for mandatory conversion into the common stock of the issuer or a write-down of the principal amount or value of the CoCos upon the occurrence of certain "triggers." These triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution's continued viability as a going-concern. Equity conversion or principal write-down features are tailored to the issuer and its regulatory requirements and, unlike traditional convertible securities, conversions are not voluntary.

A trigger event for CoCos would likely be the result of, or related to, the deterioration of the issuer's financial condition (e.g., a decrease in the issuer's capital ratio) and status as a going concern. In such a case, with respect to CoCos that provide for conversion into common stock upon the occurrence of the trigger event, the market price of the issuer's common stock received by the Fund will have likely declined, perhaps substantially, and may continue to decline, which may adversely affect the Fund's net asset value. Further, the issuer's common stock would be subordinate to the issuer's other classes of securities and therefore would worsen the Fund's standing in a bankruptcy proceeding. In addition, because the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero. In view of the foregoing, CoCos are often rated below investment grade and are subject to the risks of high yield securities.

CoCos may be subject to an automatic write-down (i.e., the automatic write-down of the principal amount or value of the securities, potentially to zero, and the cancellation of the securities) under certain circumstances, which could result in the Fund losing a portion or all of its investment in such securities. In addition, the Fund may not have any rights with respect to repayment of the principal amount of the securities that has not become due or the payment of interest or dividends on such securities for any period from (and including) the interest or dividend payment date falling immediately prior to the occurrence of such automatic write-down. An automatic write-down could also result in a reduced income rate if the dividend or interest payment is based on the security's par value. Coupon payments on CoCos may be discretionary and may be cancelled by the issuer for any reason or may be subject to approval by the issuer's regulator and may be suspended in the event there are insufficient distributable reserves.

In certain scenarios, investors in CoCos may suffer a loss of capital ahead of equity holders or when equity holders do not. The prices of CoCos may be volatile. There is no guarantee that the Fund will receive a return of principal on CoCos. Any indication that an automatic write-down or conversion event may occur can be expected to have a material adverse effect on the market price of CoCos.

## Convertible Securities

Convertible securities are hybrid securities that combine the investment characteristics of bonds and common stocks. Convertible securities typically consist of debt securities or preferred securities that may be converted within a specified period of time (typically for the entire life of the security) into a certain amount of common stock or other equity security of the same or a different issuer at a predetermined price. They also include debt securities with warrants or common stock attached and derivatives combining the features of debt securities and equity securities. Convertible securities entitle the holder to receive interest paid or accrued on debt, or dividends paid or accrued on preferred securities, until the security matures or is redeemed, converted or exchanged.

The market value of a convertible security generally is a function of its "investment value" and its "conversion value." A security's "investment value" represents the value of the security without its conversion feature (i.e., a comparable non-convertible fixed-income security). The investment value is

## Preferred Securities

Preferred securities, which generally pay fixed or adjustable rate dividends or interest to investors, are typically issued by corporations or by an affiliated business trust of a corporation. The preferred securities market consists of both fixed and adjustable rate securities that are either perpetual in nature or have stated maturity dates. The preferred securities market is divided into the "$25 par" and the "institutional" segments. The $25 par segment is typified by securities that are listed on the New York Stock Exchange ("*NYSE*"), which trade and are quoted "flat", i.e., without accrued dividend or interest income. The institutional segment is typified by $1,000 par value securities that are not exchange-listed, which trade and are quoted on an "accrued income" basis. Both $25 and $1,000 par value securities are often callable at par value, typically at least five years after their original issuance date.

Preferred securities are typically junior and fully subordinated liabilities of an issuer or the beneficiary of a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. In addition, preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Generally, the maximum allowable deferral period for an issuer is five years or more. Preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer's capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

Preferred securities include but are not limited to:

- trust originated preferred securities;
- monthly income preferred securities;
- quarterly income bond securities;
- quarterly income debt securities;
- quarterly income preferred securities;
- corporate trust securities;
- public income notes; and
- other trust preferred securities.

Preferred securities may be issued with either a final maturity date, or as a perpetual structure. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer's option for a specified time without any adverse consequence to the issuer. No redemption can typically take place unless all cumulative payment obligations have been met, although issuers may be able to engage in open-market repurchases without regard to any cumulative dividends payable. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer default on its obligations under such a security, the amount of dividends the Fund pays may be adversely affected.